SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 20, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI GROUP AND FIREMAN’S FUND INSURANCE COMPANY
ANNOUNCE THEIR IT INFRASTRUCTURE CONTRACT WILL BE TERMINATED

Montreal, Quebec, October 20, 2004 - CGI Group Inc. (NYSE: GIB; TSX:GIB.A) (CGI)     and Fireman’s Fund Insurance Company (FFIC) announced that their Information Technology (IT) Infrastructure Services Contract will be terminated. This decision follows negotiations initiated by FFIC to change the terms of the contract. The termination for convenience is expected to be effective May 1, 2005.

As a result of changes in its business focus, FFIC made the decision to implement a new Information Technology Model. CGI and FFIC had been in discussions to renegotiate the contract to adjust many elements of the existing agreement pertaining to new business requirements and technology changes. Although the original outsourcing agreement was providing FFIC with significant savings, FFIC was seeking further cost reductions as well as major adjustments to several key contract provisions.

“We determined that we could not satisfy FFIC’s new requests and at the same time maintain a sustainable and mutually beneficial partnership with our client,” said Serge Godin, Chairman and CEO of CGI. “Unfortunately, the contract was already not meeting our profitability standards and we could not achieve a revised agreement that would meet FFIC’s requirements while also being in the interests of CGI’s shareholders. We will work closely with Fireman’s Fund to ensure a smooth transition.”

“Our business has evolved over the last few years which led us to implement a new IT model. We would like to thank CGI for its work thus far and to especially thank the hardworking CGI employees who have provided FFIC with quality support these past three years,” said Charles Kavitsky, President and CEO of FFIC.

The net impact of the FFIC termination on CGI’s order backlog is valued at CDN$200 million. Taking this net impact into account, CGI’s backlog at September 30, 2004 was CDN$13.0 billion.

About Fireman’s Fund Insurance Company
Headquartered in Novato, CA, the 140-year-old Fireman’s Fund Insurance Company is a leading property-casualty carrier in the United States offering a full line of insurance products for businesses and for individuals. In the year 2003, Fireman’s Fund had gross premium written of US$4.4 billion. Fireman’s Fund is a subsidiary of Allianz AG of Munich, one of the top international insurers and financial services firms, which has almost US$1 trillion in assets under management.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at September 30, 2004, CGI’s order backlog was CDN$13 billion (US$9.4 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI
Investor relations
Jane Watson, vice-president, investor relations
(514) 841-3200 or (416) 945-3616

Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

FFIC:
Corporate Communications
John Kozero, Public Relations Director (415) 899-2166

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: October 21, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary